MONSTER ARTS, INC.

806 EAST AVENIDA PICO

SUITE I-288

SAN CLEMENTE CA 92673

PHONE: (949) 542-6668

August 18, 2014

Mr. Mark P. Shuman

Branch Chief - Legal

Ms Ji Kim

Attorney Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Monster Arts, Inc.
       Preliminary Information Statement on Schedule 14C
       Filed on August 11, 2014
       File No. 000-53266

To Whom It May Concern:

On behalf of Monster Arts, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated August 15, 2014 (the “SEC Letter”) regarding the Preliminary Information Statement on Schedule 14C (the “Information Statement”).

Proposal II Approval of Reverse Stock Split

Effects, page 8

1. In accordance with the staff's comment, please be advised that the Company does not currently have a financing plan that may include the issuance of preferred or common stock in the Company. Therefore, the Information Statement has been amended accordingly to ensure consistent disclosure throughout.

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Securities and Exchange Commission

Page Two

August 18, 2014

On behalf of the Company, we submit the following acknowledgements:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Monster Arts, Inc.

By: /s/ Wayne Irving
Wayne Irving, Chief Executive Officer

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